March 6, 2025

Kip Eardley
President
James Maritime Holdings Inc.
9160 South 300 West, #101
Sandy, UT 84070

       Re: James Maritime Holdings Inc.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed February 28, 2025
           File No. 333-282424
Dear Kip Eardley:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 18, 2025 letter.

Amendment No. 4 to Registration Statement on Form S-1
Prospectus Summary
About Gladiator Solutions, Inc. , page 2

1. We note your response to prior comment 2 and reissue in part. Please state clearly and directly that as of mid-2023 you stopped selling personal protective equipment and, if true, currently do not sell these products under the Gladiator business. We note that you intend to relaunch and hope to expand the Gladiator product line in the future.
 March 6, 2025
Page 2

       Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071
with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:   Jared Febbroriello